UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                                (AMENDMENT NO. 13)

                               Dynex Capital, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26817Q506
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                                 (CUSIP Number)

                                with a copy to:

                               Michael R. Kelly
                              550 West C Street
                             San Diego, CA 92101
                                (619) 687-5000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 8, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CALIFORNIA INVESTMENT FUND, LLC 33-0688954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MICHAEL R. KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RICHARD KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

          This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated April 3, 2000 and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 12, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, Amendment No. 4 to
Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC, Amendment No. 5 to Schedule 13D, dated October 30, 2000 and filed on October 30, 2000 with the SEC, Amendment No. 6 to Schedule 13D, dated November 8, 2000 and filed on November 8, 2000 with the SEC, Amendment No. 7 to Schedule 13D, dated December 12, 2000 and filed on December 12, 2000 with the SEC, Amendment No. 8 to Schedule 13D, dated December 21, 2000 and filed on December 21, 2000 with the SEC, Amendment No. 9 to Schedule 13D, dated December 27, 2000 and filed on December 27, 2000 with the SEC, Amendment No. 10 to Schedule 13D, dated January 5, 2001 and filed on January 5, 2001 with the SEC, Amendment No. 11 to Schedule 13D, dated January 30, 2001 and filed on January 30, 2001 with the SEC, and Amendment No. 12 to Schedule 13D, dated February 8, 2001 and filed on February 8, 2001 with the SEC (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

          On November 7, 2000, California Investment Fund, LLC (the "Fund") and Dynex Capital, Inc. ("Dynex") entered into a definitive merger agreement (as amended, the "Merger Agreement") pursuant to which a newly formed subsidiary of the Fund would merge with and into Dynex and Dynex would become a wholly owned subsidiary of the Fund for a purchase price of $90 million in cash for all of the equity of Dynex (an "Acquisition Transaction"). Subsequently, on January 26, 2001, Dynex delivered to the Fund a letter (the "January 26 Letter") purporting to terminate the Merger Agreement, and on January 29, 2001, the Fund delivered to Dynex a letter (the "Response Letter") urging Dynex to promptly rescind any purported termination of the Merger Agreement. A copy of the Merger Agreement was attached as Exhibit B to the Fund's Amendment No. 6 to Schedule 13D filed on November 8, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such merger agreement is qualified in its entirety by reference to such agreement. A copy of the Response Letter and the January 26 Letter were attached as Exhibits A and B, respectively, to the Fund's Amendment No. 11 to Schedule 13D filed on January 30, 2001 with the SEC, and are specifically incorporated herein by reference, and the description herein of such letters is qualified in its entirety by reference to such letters. There can be no assurance that an Acquisition Transaction will be completed on the terms set forth in the Merger Agreement or otherwise.

          On February 8, 2001, the Fund delivered to Dynex's Board of Directors a letter (the "Proposal Letter") affirming the Fund's continued interest in acquiring Dynex through an Acquisition Transaction. A copy of the Proposal Letter is attached hereto as Exhibit A and specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter. In the Proposal Letter, the Fund offers to purchase all of the outstanding common stock of Dynex and all of the outstanding Series A, B and C Redeemable Preferred Stock of Dynex for $90 million (less any dividends declared or paid by Dynex after November 7, 2000) in accordance with the terms set forth in the Proposal Letter (the "Offer"). As part of the Offer, all accrued and unpaid dividends accruing before the date of the Acquisition Transaction would be cancelled or satisfied with a portion of the purchase price and all
outstanding   stock   options   of  Dynex   would  be   cancelled   without
consideration.

          The Proposal Letter specifies that the Offer is not contingent upon the Fund obtaining financing sufficient to consummate an Acquisition Transaction. Furthermore, the Proposal Letter specifies that, if Dynex accepts the Offer in accordance with its terms, the Fund shall release to Dynex the 572,178 shares of Dynex's common stock (the "Shares") and $1 million (the "Deposit") which were deposited into escrow in connection with the Merger Agreement. If, within 30 days from Dynex's acceptance of the Offer, the Fund does not obtain the consent of the holders of at least 50.01% of outstanding face amount of Dynex's Senior Notes Due July 15, 2002 (the "Senior Notes") or enter into an agreement to purchase Senior Notes with an aggregate value equal to at least 50.01% of the outstanding face amount of the Senior Notes, then the Fund will forfeit all claims to the Shares and/or the Deposit.

          Finally, the Proposal Letter states that, unless Dynex accepts the Offer in accordance with its terms, the Fund reserves all of its rights under, and in connection with, the Merger Agreement and the documents executed in connection therewith, including (but not limited to) all of the Fund's rights with respect to Dynex's purported termination of the Merger Agreement.

          Under the terms of the Proposal Letter, the Offer expires and is of no force or effect unless accepted by Dynex in writing no later than 5:00 p.m. California time on February 9, 2001. The Offer shall also be of no force or effect if there has been any material change in Dynex or its business, assets or liabilities since January 26, 2001.

          Depending on the outcome of an Acquisition Transaction (whether pursuant to the Merger Agreement, the Offer or otherwise), the Fund reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investments in Dynex, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine.

          Except as stated in this response to Item 4 and in furtherance of closing an Acquisition Transaction pursuant to the terms of the Merger Agreement or the Offer, the Fund has no current plans or proposals with respect to Dynex or its securities of the types enumerated in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

Exhibit A  --  Letter,  dated February 8, 2001, from California  Investment
               Fund, LLC to the Board of Directors of Dynex Capital, Inc.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2001                California Investment Fund, LLC,
                                       a California limited liability company


                                       By: /s/ Michael R. Kelly
                                           -----------------------------------
                                           Michael R. Kelly
                                           Its:  Managing Member


Date:  February 9, 2001                Michael R. Kelly


                                       By: /s/ Michael R. Kelly
                                           -----------------------------------
                                           Michael R. Kelly, as an Individual


Date:  February 9, 2001                Richard Kelly


                                       By: /s/ Richard Kelly
                                           -----------------------------------
                                           Richard Kelly, as an Individual

EXHIBIT INDEX

Exhibit A  --  Letter,  dated February 8, 2001, from California  Investment
               Fund, LLC to the Board of Directors of Dynex Capital, Inc.